Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included in Xanadu Quantum Technologies Limited’s Proxy Statement/Prospectus, as supplemented (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of the Company, as amended (File No. 333-292991) (the “Registration Statement”) and non-offering long form prospectus dated March 25, 2026 (together with the Proxy Statement/Prospectus, the “Prospectus”). All dollar amounts are expressed in thousands of United States dollars (“$”), unless otherwise indicated.

Introduction

The following unaudited pro forma condensed combined financial statements of Xanadu Quantum Technologies Limited (“Xanadu”) were provided to aid you in your analysis of the financial aspects of the Transactions (including the PIPE Financing).

The unaudited pro forma condensed combined financial statements have been prepared based on the Xanadu historical financial statements, the SPAC historical financial statements and the Old Xanadu historical consolidated financial statements as adjusted to give effect to the Transactions. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Transactions as if they had been consummated on September 30, 2025. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024 give effect to the Transactions as if they had occurred on January 1, 2024.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. Further, the pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	the historical audited financial statements of Xanadu as of October 2, 2025 (inception), and related notes included in the Prospectus;

●	the historical unaudited financial statements of SPAC as of and for the period from January 2, 2025 (inception) to September 30, 2025, and related notes included in the Prospectus;

●	the historical unaudited consolidated financial statements of Old Xanadu as of and for the nine months ended September 30, 2025 and related notes included in the Prospectus;

●	the historical audited consolidated financial statements of Old Xanadu as of and for the fiscal year ended December 31, 2024, and the related note included in the Prospectus; and

●	the sections titled “Old Xanadu Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “SPAC Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each included in the Prospectus.

Description of the Transactions

On November 3, 2025, Old Xanadu entered into the Business Combination Agreement with SPAC and Xanadu. The Business Combination closed on March 26, 2026 (the “Closing Date”). At Closing, Xanadu had three authorized classes of shares, multiple voting shares (“Xanadu Class A Multiple Voting Shares”), subordinate voting shares (“Xanadu Class B Subordinate Voting Shares”) and preferred shares (“Xanadu Preferred Shares”) issuable in series (collectively, “Xanadu Shares”), of which only Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares were issued and outstanding.

The Business Combination was effected pursuant to the Plan of Arrangement and completed through the following steps, subject to the terms and conditions of the Business Combination Agreement and the Plan of Arrangement:

●	On the date on which SPAC effected the Continuance and prior to the submission for the Final Order, SPAC continued from the Cayman Islands Companies Act to the OBCA, and, in connection therewith, each issued and outstanding SPAC Class A Share, and SPAC Class B Share became, respectively, a SPAC Class A Share and a SPAC Class B Share of SPAC as continued, and each outstanding SPAC Right, from and after the Continuance, represented the right to receive one-tenth of one SPAC Class A Share of the SPAC as continued, in each case in accordance with their terms.

●	At the Effective Time: (i) each outstanding Old Xanadu Preferred Share was converted into and exchanged for one Old Xanadu Voting Common Share; and (ii) one minute thereafter, (A) each outstanding Old Xanadu Voting Common Share (including those issued upon conversion of Old Xanadu Preferred Shares) was transferred to Xanadu in exchange for Xanadu Class A Multiple Voting Shares, and (B) each outstanding Old Xanadu Non-Voting Common Share was transferred to Xanadu in exchange for Xanadu Class B Subordinate Voting Shares, in each case, in a number equal to the Exchange Ratio (as defined in the Business Combination Agreement), with no fractional Xanadu Shares issued.

●	One minute after the foregoing, (i) each Old Xanadu Voting Option outstanding immediately prior to the Effective Time (whether vested or unvested and notwithstanding the terms of any Old Xanadu equity incentive plan) was exchanged for option to purchase Xanadu Class A Multiple Voting Shares (“Xanadu MVS Options”) and, (ii) each Old Xanadu Non-Voting Option outstanding immediately prior to the Effective Time (whether vested or unvested and notwithstanding the terms of any Old Xanadu equity incentive plan) was exchanged for option to purchase Xanadu Class B Subordinate Voting Shares (“Xanadu SVS Options”).

●	One minute after the foregoing, (i) the SFTrust Warrants outstanding immediately prior to the Effective Time were exchanged for warrants to purchase Xanadu Class A Multiple Voting Shares “Xanadu MVS Warrants”) and, (ii) the RBC Warrant outstanding immediately prior to the Effective Time was exchanged for warrants to purchase Xanadu Class B Subordinate Voting Shares “Xanadu SVS Warrants”).

●	Each issued and outstanding SPAC Right was exercised for one-tenth of a SPAC Class A Share, and each SPAC Class A Share and SPAC Class B Share was transferred to Xanadu in exchange for one Xanadu Class B Subordinate Voting Share, in each case, as provided in the Plan of Arrangement.

Concurrently with the execution of the Business Combination Agreement, Xanadu entered into subscription agreements with the PIPE Investors, pursuant to which, subject to the consummation of the Business Combination, the PIPE Investors agreed to subscribe for and purchase, and Xanadu agreed to issue and sell, Xanadu Class B Subordinate Voting Shares at a purchase price of $10.00 per share for aggregate gross proceeds of approximately $275 million. The unaudited pro forma condensed combined financial information reflects the exercise by SPAC shareholders of their redemption rights with respect to 19,428,395 SPAC Class A shares at a redemption price of approximately $10.35 per share, resulting in aggregate cash redemptions of approximately $201.1 million. As part of the Transactions, SPAC Shares were also exchanged for Xanadu Class B Subordinate Voting Shares.

Accounting for the Transactions

The Transactions represented a reverse acquisition and were accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, SPAC was treated as the “acquired” company for financial reporting purposes and Old Xanadu was treated as the accounting acquirer, whereas Xanadu was the legal acquirer. This determination was primarily based on evaluation of the following facts and circumstances:

●	Old Xanadu Shareholders had the majority of the voting interest in the combined entity as described below with an approximate 87% equity interest (99% voting control);

●	Old Xanadu identified a majority of the members of the Board of Directors of the Xanadu;

●	The senior management of the combined company was primarily comprised of individuals who were part of Old Xanadu’s senior management; and

●	Old Xanadu operations comprise the ongoing operations of the combined company;

●	As the parent of Old Xanadu, Xanadu continues to carry on business under the “Xanadu” name and utilizes Old Xanadu’s current headquarters.

Accordingly, for accounting purposes, the Transactions were treated as the equivalent of a capital transaction in which Old Xanadu issued shares through Xanadu for the net assets of SPAC, accompanied by a recapitalization. The net assets of SPAC were recognized at fair value, with no goodwill or other intangible assets recorded. Continuing operations prior to the Transactions are presented as those of Old Xanadu.

Earn-out Shares

Prior to the Transactions, the Sponsor and its direct and indirect investors and other investors were the holders of 7,333,333 SPAC Class B Shares. Pursuant to the terms of the Plan of Arrangement, the SPAC Class B Shares were exchanged for Xanadu Class B Subordinate Voting Shares. The Sponsor subjected 1,100,000 Xanadu Class B Subordinate Voting Shares (the “Earn-out Shares”) it received in the Transactions, to an earn-out based on the price of the Xanadu Class B Subordinate Voting Shares as follows:

Following the Closing, at any time during the period following the Closing and expiring on the fourth anniversary of the Closing Date (the “Vesting Term”),

(i)	550,000 of the Earn-Out Shares shall be forfeited for no consideration if the share price of Xanadu Class B Subordinate Voting Shares is not at least $12.50 per Xanadu Class B Subordinate Voting Shares for 20 trading days within any 30 consecutive trading day period during the Vesting Term, and

(ii)	550,000 additional Earn-Out Shares shall be forfeited for no consideration if the share price of Xanadu Class B Subordinate Voting Shares is not at least $15.00 per Xanadu Class B Subordinate Voting Shares for 20 trading days within any 30 consecutive trading day period during the Vesting Term provided.

Vesting is not subject to any employment conditions of the holder of the Earn-Out Shares. However, in the event of (A) a merger, amalgamation, arrangement, consolidation or other business combination involving Xanadu, (B) a sale of all or substantially all of the assets of Xanadu, or (C) any other transaction or series of related transactions as a result of which the holders of Xanadu Class B Subordinate Voting Shares immediately prior to such transaction cease to own at least a majority of the outstanding Xanadu Class B Subordinate Voting Shares or its successor entity, in any case, during the Vesting Term, then, immediately prior to the consummation of such transaction, any and all Earn-Out Shares shall become fully vested and shall no longer be subject to forfeiture under the Business Combination Agreement and Sponsor Letter Agreement.

The Earn-out Shares were classified as a liability on the balance sheet and are recognized at fair value each period-end through settlement.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments of Financial Disclosures about Acquired and Disposed Business.” Release No. 33-10786 replaces the historical pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonable estimate synergies and other effects related to the Transactions that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Xanadu, Old Xanadu and SPAC have elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Transactions.

The unaudited pro forma condensed combined balance sheet as of September 30, 2025, was derived from the audited historical balance sheet of Xanadu as of October 2, 2025 (inception), the unaudited historical balance sheet of Old Xanadu as of September 30, 2025 and the unaudited historical balance sheet of SPAC as of September 30, 2025 and gives effects to the Transactions as if they had been consummated on September 30, 2025. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 combines the unaudited historical statement of operations of Old Xanadu for the nine months ended September 30, 2025 and the unaudited historical statement of operations of SPAC for the period from January 2, 2025 (inception) to September 30, 2025, and gives effect to the Transactions as if they had been consummated on January 1, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 gives effect to the Transactions as if they had been consummated on January 1, 2024 and was derived from the audited historical statement of operations of Old Xanadu for the year ended December 31, 2024 only, as SPAC was not incorporated until January 2, 2025.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that each of Xanadu, Old Xanadu and SPAC believe are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Each of Xanadu, Old Xanadu and SPAC believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions. Xanadu, Old Xanadu and SPAC have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Included in the shares outstanding and weighted average shares outstanding as presented in the unaudited pro forma condensed combined financial statements were the Xanadu Shares issued to Old Xanadu Shareholders at Closing, the Xanadu Class B Subordinate Voting Shares issued to SPAC Shareholders (excluding the Sponsor), the Xanadu Class B Subordinate Voting Shares issued in respect of the Sponsor Shares (excluding the Earn-out Shares), and the Xanadu Class B Subordinate Voting Shares issued to PIPE Investors.

Upon the consummation of the Transactions, shares outstanding as presented in the unaudited pro forma combined financial statements included the following:

	Shares	%
Old Xanadu Shareholders	255,834,298	87%
PIPE Investors	27,500,000	9%
SPAC Public Shareholders(1)	4,771,605	2%
SPAC Private Placement Shareholders(2)	704,000	0%
SPAC Sponsor Shares(3)	7,333,333	2%
Total Xanadu Shares	296,143,236	100%

(1)	This total includes 2,200,000 shares issued upon the exercise of SPAC share rights. See the subsection titled “Background of the Business Combination” under the section titled “Proposal No.1—The Business Combination Proposal” of the Prospectus for further details.

(2)	SPAC private placement shareholders include Cohen & Company Capital Markets (“CCM”) (176,000 shares), Jones Trading Institutional Services LLC (“Jones”) (44,000 shares), and the Sponsor (420,000 shares). This total also includes 64,000 shares issued upon the exercise of SPAC share rights. See the subsection titled “Background of the Business Combination” under the section titled “Proposal No. 1—The Business Combination Proposal” of the Prospectus for further details.

(3)	This total includes the 1,100,000 Earn-out Shares subject to forfeiture. See the subsection titled “Earn-out Shares” “above.”

Shares outstanding on a fully diluted basis include the following:

	Shares	%
Old Xanadu Shareholders	255,834,298	75%
Old Xanadu Options	43,969,355	13%
Old Xanadu Warrants	677,954	0%
PIPE Investors	27,500,000	8%
SPAC Public Shareholders(1)	4,771,605	2%
SPAC Private Placement Shareholders(2)	704,000	0%
SPAC Sponsor Shares(3)	7,333,333	2%
Total Xanadu Shares	340,790,545	100%

(1)	This total includes 2,200,000 shares issued upon the exercise of SPAC share rights. See the subsection titled “Background of the Business Combination” under the section titled “Proposal No. 1—The Business Combination Proposal” of the Prospectus for further details.
(2)	SPAC private placement shareholders include CCM (176,000 shares), Jones (44,000 shares), and the Sponsor (420,000 shares). This total also includes 64,000 shares issued upon the exercise of SPAC share rights. See subsection titled “Background of the Business Combination” under the section titled “Proposal No. 1—The Business Combination Proposal” of the Prospectus for further details.
(3)	This total includes the 1,100,000 Earn-out Shares subject to forfeiture. See subsection titled “Earn-out Shares” “above.”

The SFTrust Warrants and the RBC Warrants have been reported as liability-classified instruments that will be subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings. The classification and measurement of the Old Xanadu Warrants remained unchanged following the Transactions.

On January 20, 2023, Old Xanadu entered into a Strategic Innovation Fund (“SIF”) agreement (the “SIF Loan”) with His Majesty the King in Right of Canada, as represented by the Minister of Industry (the “Minister”), whereby ISED agreed to make a repayable contribution to Old Xanadu of up to C$40 million. The contractual repayment period is 20 years and commences on April 30, 2028. Repayment of the SIF Loan contribution can be accelerated upon an event of default (as defined in the SIF Loan), termination or upon a change of control (as defined in the SIF Loan) that has not been approved by the Minister. In the event the Minister does not provide consent to a change of control, the Minister may require immediate repayment of all disbursed funds. The Transactions did not constitute a change of control (as defined in the SIF Loan) and no approvals were required by the Minister in connection with the Transactions. The SIF Loan contribution is reflected as non-current in these pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2025

(in thousands, except share and per share amounts)

	Xanadu Quantum Technologies Limited	Xanadu Quantum Technologies Inc.	Crane Harbor Acquisition Corp.	Transaction Accounting Adjustments		Xanadu Quantum Technologies Limited Pro Forma
Assets
Current assets:
Cash	$-	$36,106	$572	$223,843	(a)	$282,808
				(1,029	)(b)
				275,000	(c)
				(11,906	)(f)
				(38,695	)(f)
				(201,084	)(g)
Accounts receivable, net		1,647				1,647
Materials and supplies		9,079				9,079
Prepaid expenses and other current assets		10,373	375	1,548	(f)	12,296
Total current assets	-	57,205	947	247,677		305,829
Property and equipment, net		18,287	-			18,287
Operating right-of-use assets, net		7,072	-			7,072
Intangible assets, net		4,781	-			4,781
Long term prepaid insurance		-	65			65
Cash and investments held in Trust Accounts		-	223,843	(223,843	)(a)	-
Total assets	$-	$87,345	$224,855	$23,834		$336,034

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable		$2,755				$2,755
Accrued expenses and other current liabilities		4,348	264	(2,091	)(f)	2,521
Deferred revenue		839				839
Deferred grant income		666				666
Short-term operating lease liabilities		1,050				1,050
Warrant liabilities		1,055				1,055
Accrued offering costs			75	(75	)(f)	-
Total current liabilities	-	10,713	339	(2,166)		8,886
Long-term operating lease liabilities		7,347				7,347
Long-term debt		25,879				25,879
Deferred underwriting fee			8,800	(8,800	)(b)	-
Contingent payment (earn-out shares)				6,640	(h)	6,640
Total liabilities	$-	$43,939	$9,139	$(4,326)		$48,752

Commitments and contingencies

Class A ordinary shares subject to possible redemption 22,000,000 shares at $10.17 per share redemption value			223,843	(223,843	)(g)	-

Shareholders’ equity:
Common shares, no par value, 29,788,450 shares authorized, 4,953,733 and 4,924,563 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively		$7,523		$(7,523	)(d)	-
Convertible preferred shares, no par value,18,104,551 shares authorized, 17,718,491 issued and outstanding at both September 30, 2025 and December 31, 2024		213,002		(213,002	)(d)	-
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding			-			-
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 640,000 shares issued and outstanding (excluding 22,000,000 shares subject to possible redemption)			-	-	(g)	-
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,333,333 shares issued and outstanding			1	(0	)(h)	-
				(1	)(g)
Class A Multiple Voting Shares, no par value	-			220,098	(d)	220,098
Class B Subordinate Voting Shares, no par value				236,305	(c)	262,899
				427	(d)
				26,166	(g)

Additional paid-in capital		8,666	-	(8,128	)(e)	-
				(538	)(g)
Accumulated deficit		(183,279)	(8,128)	8,128	(e)	(193,209)
				7,771	(b)
				(2,868	)(g)
				(6,640	)(h)
				(8,193	)(f)
Accumulated other comprehensive income (loss)		(2,506)				(2,506)
Total shareholders’ equity	$-	$43,406	$(8,127)	$252,003		$287,282
Total liabilities and shareholders’ equity	$-	$87,345	$224,855	$23,834		$336,034

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(in thousands, except share and per share amounts)

	Xanadu Quantum Technologies Limited	Xanadu Quantum Technologies Inc.	Crane Harbor Acquisition Corp.	Transaction Accounting Adjustments		Xanadu Quantum Technologies Limited Pro Forma
Revenue		$2,742				$2,742
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)		162				162
Research and development		38,321				38,321
General and administrative		8,098	766			8,864
Sales and marketing		863				863
Depreciation and amortization		4,242				4,242
Other operating income, net		40				40
Total operating expenses	-	51,726	766	-		52,492
Loss from operations	-	(48,984)	(766)	-		(49,750)

Other income (expense), net:
Interest income (expense), net		1,228				1,228
Interest earned on investments held in Trust Account			3,843	(3,843)	(aa)	-
Other income (expense), net		113				113
Total other income (expense), net	-	1,341	3,843	(3,843)		1,341
Net loss	-	(47,643)	3,077	(3,843)		(48,409)
Net loss per share, basic and diluted		(9.64)				(0.16)	(bb)
Basic net income per share, Class A ordinary shares			0.16
Diluted net income per share, Class A ordinary shares			0.15
Basic net income per share, Class B ordinary shares			0.16
Diluted net income per share, Class B ordinary shares			0.15
Weighted average shares used in computing net loss per share, basic and diluted		4,941,111				295,043,236
Weighted average shares outstanding, Class A ordinary shares, basic			12,949,077
Weighted average shares outstanding, Class A ordinary shares, diluted			12,949,077
Weighted average shares outstanding, Class B ordinary shares, basic			6,900,369
Weighted average shares outstanding, Class B ordinary shares, diluted			7,273,063

Comprehensive loss:
Net loss		(47,643)	3,077	(3,843)		(48,409)
Cumulative translation adjustment		701				701
Net comprehensive loss	$-	$(46,942)	$3,077	$(3,843)		$(47,708)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands, except share and per share amounts)

	Xanadu Quantum Technologies Limited	Xanadu Quantum Technologies Inc.	Crane Harbor Acquisition Corp.	Transaction Accounting Adjustments		Xanadu Quantum Technologies Limited Pro Forma
Revenue		$1,589				$1,589
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)		466				466
Research and development		39,223				39,223
General and administrative		6,863		12,935	(dd)	19,798

Sales and marketing		1,051				1,051
Depreciation and amortization		4,869				4,869
Other operating income, net		(287)				(287)
Total operating expenses	-	52,185	-	12,935		65,120
Loss from operations	-	(50,596)	-	(12,935)		(63,531)

Other income (expense), net:
Interest income (expense), net		4,670				4,670
Interest earned on investments held in Trust Account						-
Other income (expense), net		(42)				(42)
Total other income (expense), net	-	4,628	-	-		4,628
Net loss	-	(45,968)	-	(12,935)		(58,903)
Net loss per share, basic and diluted		(9.35)				(0.20)	(cc)
Basic net income per share, Class A ordinary shares
Diluted net income per share, Class A ordinary shares
Basic net income per share, Class B ordinary shares
Diluted net income per share, Class B ordinary shares
Weighted average shares used in computing net loss per share, basic and diluted		4,917,324				295,043,236
Weighted average shares outstanding, Class A ordinary shares, basic
Weighted average shares outstanding, Class A ordinary shares, diluted
Weighted average shares outstanding, Class B ordinary shares, basic
Weighted average shares outstanding, Class B ordinary shares, diluted

Comprehensive loss:
Net loss		(45,968)	-	(12,935)		(58,903)
Cumulative translation adjustment		(1,425)	-			(1,425)
Net comprehensive loss	$-	$(47,393)	$-	$(12,935)		$(60,328)

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025

The following pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows (in thousands, except share and per share amounts):

Pro Forma Transaction Accounting Adjustments:

(a)	Reflects the reclassification of the cash and investments held in the Trust Account to cash and cash equivalents, net of direct transaction costs incurred by SPAC associated with the Transactions.

(b)	Reflects the settlement of the SPAC’s deferred underwriting fee liability of $8,800 for cash of $1,029 from funds available in the trust account. The deferred underwriting fee liability was originally accrued at the time of the SPAC IPO with the offsetting debit to equity based on the assumption of nil redemptions. Upon close of the transaction, the liability was settled based on the ultimate redemption percentage with the difference between the $8,800 recognized liability and cash settlement amount of $1,029 recognized as a $7,771 credit to equity. The transaction is not expected to have a recurring impact.

(c)	Reflects the proceeds of $275,000 from the issuance and sale of Xanadu Class B Subordinate Voting Shares at a purchase price of $10.00 in the PIPE Financing pursuant to the PIPE Subscription Agreements. The PIPE Investors received 27.5 million Xanadu Class B Subordinate Voting Shares with no par value.

(d)	Reflects the recapitalization of Old Xanadu through the exchange of all outstanding Old Xanadu Common Shares (after conversion of Old Xanadu Preferred Shares in accordance with the Plan of Arrangement) in consideration for the issuance of 255.8 million Xanadu Shares at an Exchange Ratio of 11.28. As a result of the exchange, the carrying value of Old Xanadu Common Shares of $7,523 and Old Xanadu Preferred Shares of $213,002 were derecognized. Reflects the issuance by Xanadu of Xanadu Class A Multiple Voting Shares of $220,098 and Xanadu Class B Subordinate Voting Shares of $427 as part of the exchange.

(e)	Reflects the elimination of SPAC’s historical accumulated deficit.

(f)	Reflects the pro forma adjustment to record the payment of estimated transaction costs that are expected to be incurred by Xanadu, SPAC and Old Xanadu for legal, financial advisory, accounting, auditing, D&O insurance and other professional fees. Costs directly attributable to the Transactions amount to $51,630. Such costs are recorded as a reduction to Xanadu Class B Subordinate Voting Shares of $38,695, and an expense of $12,935, including $1,783 accrued by Old Xanadu as of September 30, 2025 and $307 accrued by SPAC as of September 30, 2025. D&O insurance of $1,623 is included in the total expense and recorded as prepaid expenses on the unaudited pro forma condensed combined balance sheet as of September 30, 2025 as it relates to the coverage period subsequent to the consummation of the Transaction. Additionally, it reflects the reduction of accrued offering costs by $75 accrued by SPAC. This estimate may change as additional information becomes known and there may also be increased costs not directly related to the Transactions. The transaction is not expected to have a recurring impact.

(g)	Reflects (i) that the SPAC Shareholders (excluding the Sponsor) have exercised their redemption rights with respect to 19,428,395 SPAC Class A Shares prior to the consummation of the Transactions at a redemption price of approximately $10.35 per share, or aggregate cash redemptions of approximately $201,084 and (ii) the conversion of the remaining SPAC Class A Shares that did not exercise their redemption rights into 2,571,605 Xanadu Class B Subordinate Voting Shares. This adjustment also reflects the conversion of 6,233,333 SPAC Class B Shares into 6,233,333 Xanadu Class B Subordinate Voting Shares (excluding the Earn-Out Shares). In addition, this adjustment also reflects the conversion of 2,904,000 SPAC Class A Shares (including those issued upon exercise of share rights) into 2,904,000 Xanadu Class B Subordinate Voting Shares. Xanadu Class B Subordinate Voting Shares issued as part of the conversion were recorded to common shares in the amount of $26,166 after the Redemption. The value of the SPAC Class A shares was $10.17 per share as of September 30, 2025.

(h)	Reflects the adjustment to record 1,100,000 Earn-out Shares in the form of validly issued Xanadu Class B Subordinate Voting Shares which will either be forfeited at the end of the Vesting Term if the vesting conditions relating to share price are not met or will become fully vested if a change in control occurs during the Vesting Term, in accordance with the terms and conditions of the Sponsor Letter Agreement. The Earn-out Shares are classified as liability and will be recognized at fair value each period-end through settlement.

Adjustments to Unaudited Pro Forma Condensed Statements of Operations for the nine months ended September 30, 2025 and year ended December 31, 2024

The following pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows (in thousands, except share and per share amounts):

Pro Forma Transaction Accounting Adjustments:

(aa)	Reflects the pro forma adjustments to eliminate the interest income earned and unrealized gain on investments held in Trust Account.

(bb)	Reflects the pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma combined statements of operations based upon the number of Old Xanadu Common Shares outstanding immediately prior to the closing of the Transactions, assuming the Transactions occurred on January 1, 2024. As the unaudited pro forma combined statement of operations is in a loss position, anti-dilutive instruments were not included in the calculation of diluted weighted average number of shares outstanding (the anti-dilutive instruments are described below).

Pro Forma weighted average shares outstanding — basic and diluted is calculated as follows:

Nine Months Ended September 30, 2025
(In thousands, except share data)
Numerator:
Pro forma net income (loss)	$(48,409)
Denominator:
Old Xanadu Shareholders	255,834,298
PIPE Investors	27,500,000
SPAC Public Shareholders	4,771,605
SPAC Private Placement Shareholders	704,000
SPAC Sponsor shares	6,233,333
Pro forma weighted average shares outstanding, basic and diluted	295,043,236
Pro forma basic and diluted net income (loss) per share(1)(2)	$(0.16)

(1)	Because basic and diluted weighted average shares outstanding are the same in a net loss position, combined pro forma net loss per share excludes 677,954 Old Xanadu Warrants and 43,969,355 Old Xanadu Options.
(2)	The combined pro forma net loss per share excludes the impact of earn-out consideration comprising of 1,100,000 shares of Earn-out Shares, as the earnout contingency has not been met.

Old Xanadu’s pro forma options and warrants are as follows based on an Exchange Ratio of 11.28:

Old Xanadu Warrants	677,954
Old Xanadu Stock Options	43,969,355
Total Xanadu Shares issuable to Old Xanadu (Dilutive)	44,647,309

SPAC’s anti-dilutive pro forma Earn-out Shares are as follows:

Earn-out Shares	1,100,000
Total Dilutive Shares	1,100,000

(cc)	Reflects the pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma combined statements of operations based upon the number of Old Xanadu Common Shares outstanding immediately prior to the closing of the Transactions, assuming the Transactions occurred on January 1, 2024. As the unaudited pro forma combined statement of operations is in a loss position, anti-dilutive instruments were not included in the calculation of diluted weighted average number of shares outstanding (the anti-dilutive instruments are described below).

Pro forma weighted average shares outstanding — basic and diluted is calculated as follows:

Year Ended December 31, 2024
(In thousands, except share data)
Numerator:
Pro forma net income (loss)	$(58,903)
Denominator:
Old Xanadu Shareholders	255,834,298
PIPE Investors	27,500,000
SPAC Public Shareholders	4,771,605
SPAC Private Placement Shareholders	704,000
SPAC Sponsor shares	6,233,333
Pro forma weighted average shares outstanding, basic and diluted	295,043,236
Pro forma basic and diluted net income (loss) per share(1)(2)	$(0.20)

(1)	Because basic and diluted weighted average shares outstanding are the same in a net loss position, combined pro forma net loss per share excludes 677,954 Old Xanadu Warrants and 43,969,355 Old Xanadu Options.
(2)	The combined pro forma net loss per share excludes the impact of earn-out consideration comprising of 1,100,000 Earn-out Shares, as the earnout contingency has not been met.

(dd)	Reflects the transaction costs that are expected to be expensed. The transaction is not expected to have a recurring impact. Refer to adjustment (f) above for details.